Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - February 2019

Mumbai, March 5, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for February 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2018	FEB 2019	FEB 2018	FEB 2019	FEB 2018	FEB 2019
Micro	NANO	34	0	52	1	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11098	10184	11601	10383	39	42
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5568	5377	4903	5554	263	104
UV2	SAFARI, HARRIER	416	1801	320	1892	7	13
UV3	ARIA, HEXA	731	260	895	280	5	0
V1	MAGIC EXPRESS	0	800	0	787	0	0
V2	ACE MAGIC, MAGIC IRIS	439	1168	2251	729	28	52
N1- A1	ACE, ACE EX, ACE Zip	14315	13165	11890	13478	924	199
N1- A2	Super ACE, TATA207, XENON, Winger DV	4508	3520	4124	3939	954	551
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	152	291	235	47	2	1
M2- A2	Winger 14 seats, SFC407, CityRide	408	383	224	458	25	58
N2- A1	SFC407, LPT407	1203	676	2108	1846	252	130
N2- A2	SFC709, LPT709	1549	1738	408	489	211	42
N2- A3	LPT9109	797	1068	1183	1639	246	132

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2018	FEB 2019	FEB 2018	FEB 2019	FEB 2018	FEB 2019
N2- A4	LPT1109	515	974	1111	1043	271	310
M3- A2	LP709, SFC410, LP410	1055	984	1038	1032	296	76
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	324	607	752	681	203	195
M3- C2	LPO1512, LPO1612, Starbus, Divo	356	497	657	506	210	172
N3- A1	LPT1613, LPK1616, SK1613	3376	3512	1772	1772	559	653
N3- B1(a)	LPT2518, LPK2518	3150	2807	3554	3924	203	115
N3- B1(b)	LPT3118	6974	5355	6544	4585	0	30
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	250	203	325	23	41
N3- B2(d)	LPS4018, LPS4023	1501	1025	1323	1205	40	2
N3- B2(e)	LPS4928	1822	434	1845	626	7	12

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.